UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41858

Okeanis Eco Tankers Corp.

(Translation of registrant’s name into English)

c/o OET Chartering Inc., Ethnarchou Makariou Ave.,&2 D. Falireos St., 185 47 N. Faliro, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is a copy of the cover letter, notice, and proxy statement of Okeanis Eco Tankers Corp. (the “Company”) for the Company’s 2024 Annual Meeting of Shareholders, which is scheduled to be held on May 31, 2024.

Attached as Exhibit 99.2 to this Report is a copy of the form proxy card with respect to holders of shares of the Company through the Olso Børs.

Attached as Exhibit 99.3 to this Report is a copy of the form proxy card with respect to holders of shares of the Company through the New York Stock Exchange.

Attached as Exhibit 99.4 to this Report is a copy of a press release published by the Company on May 2, 2024, titled “Okeanis Eco Tankers Corp. – Announcement of 2024 Annual Meeting of Shareholders.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Okeanis Eco Tankers Corp.

By:	/s/ Iraklis Sbarounis
Name:	Iraklis Sbarounis
Title:	Chief Financial Officer

Date: May 2, 2024